SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 5
                               (Final Amendment)
                                       to
                                 Schedule 13E-3

                        Rule 13E-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                        SWISHER INTERNATIONAL GROUP INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                        SWISHER INTERNATIONAL GROUP INC.

           (as successor-in-interest to SIGI ACQUISITION CORPORATION)

                         HAY ISLAND HOLDING CORPORATION
                              WILLIAM ZIEGLER, III
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   870809 10 0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                      Blake T. Newton, III, Esq.
                      Executive Vice President and General Counsel
                      Swisher International Group Inc.
                      20 Thorndal Circle
                      Darien, Connecticut 06820
                      (203) 656-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            Michael J. Moriarty, Esq.
                       Schnader Harrison Segal & Lewis LLP
                               330 Madison Avenue
                            New York, New York 10017
                                 (212) 973-8144

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.


Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                                 SCHEDULE 13E-3


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                      Amount of Filing Fee

             $54,893,850                                 $10,978.77
--------------------------------------------------------------------------------

         * For purposes of calculating the filing fee only. This calculation assumes the purchase of approximately 5,778,300 shares of Class A Common Stock of Swisher International Group Inc. at $9.50 per share, net in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement. /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

         The entire filing fee was paid in connection with the original filing of the Schedule 13E-3 on January 29, 1999.


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


                                  INTRODUCTION




         This Amendment No. 5 is the final amendment (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"), relating to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 9, 1998, by and among Swisher International Group Inc., a Delaware corporation (the "Company"), SIGI Acquisition Corporation, a Delaware corporation and the then wholly-owned subsidiary of the Company "Newco"), and Hay Island Holding Corporation, a Delaware corporation (the "Class B Holder"). All information set forth below should be read in connection with the information contained or incorporated by reference in the Transaction Statement as previously amended. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the Company's Definitive Proxy Statement, dated May 14, 1999 (the "Definitive Proxy Statement"), a copy of the which was previously filed as exhibit 17(d) to the Transaction Statement.


         On June 14, 1998, the Company merged with and into Newco (the "Merger") upon the terms and conditions of the Merger Agreement, whereupon each share of the Company's Class A Common Stock (the "Class A Shares") was converted into the right to receive $9.50 in cash, without interest, and the Company's 28,100,000 outstanding shares of Class B Common Stock (the "Class B shares") were converted into 2,810 newly-issued shares of common stock, par value $0.01 per share, of Newco (the "Newco Common Stock"). Newco was the surviving corporation and is conducting the business of the Company in the name of the Company. Since the effective time of the Merger (the "Effective Time"), William Ziegler, III, through his control of the Class B Holder, controls all of the outstanding Newco Common Stock (representing all of the voting power and equity interest in Newco.)

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

                  Item 1 of the Transaction Statement is hereby amended and supplemented as follows:

         (c) Upon the Effective Time, the Class A Shares ceased to be qualified for listing on the New York Stock Exchange and became eligible for termination of registration pursuant to the Rules and Regulations under the Act. On June 16, 1999, the Company filed with the Securities and Exchange
Commission (the "SEC") a Form 15 with respect to the termination of registration of the Class A Shares and the suspension of the Company's duty to comply with the reporting requirements of the Act.

         (f) The Introduction to the Final Amendment to the Transaction Statement is incorporated herein by reference.
[/R]


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


ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  Item 5 of the Transaction Statement is hereby amended and supplemented as follows:

         (a) The Merger was consummated by the filing of a Certificate Merger with the Secretary of State of the State of Delaware of June 14, 1999.

         (c) At the Effective Time, the existing members of the Board of Directors of the Company became the members of the Board of Directors of Newco.

         (f); (g) On June 16, 1999, after the consummation of the Merger, the Company filed with the SEC a Form 15 with respect to the termination of registration of the Class A Shares and suspension of the Company's duty to comply with the reporting requirements of the Act.

ITEM 6.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

                  Item 6 of the Transaction Statement is hereby amended and supplemented as follows:




         (a); (c) The Company, Newco, Swisher Internation, Inc., the Bank of Nova Scotia, Credit Lyonnais, New York Branch, The Chase Manhattan Bank, BankBoston, N.A. and certain other parties entered into that certain Credit Agreement, dated as of June 14, 1999 (the "Credit Agreement"), providing for a $75 million five-year term loan and a $125 million five-year revolving credit facility, substantially in accordance with the terms described under "THE MERGER AND THE MERGER AGREEMENT -- Financing of the Merger and Description of New Credit Facility" of the Definitive Proxy Statement. A copy of the Credit Agreement is filed herewith as Exhibit 17(a).


ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

                  Item 7 of the Transaction Statement is amended and supplemented as follows:

         (d) The Introduction to this Final Amendment to the Transaction Statement is incorporated herein by reference.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

                  Item 10 of the Transaction Statement is hereby amended and supplemented as follows:

         (a); (b) The Introduction to the Final Amendment to the Transaction Statement is hereby incorporated herein by reference.
[/R]

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

                  The Exhibit Index set forth on page 7 of this Transaction Statement is incorporated herein by reference.

                                 SCHEDULE 13E-3


                  After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 17, 1999




                                      SWISHER INTERNATIONAL GROUP INC. (as
                                      successor-in-interest to
                                      SIGI ACQUISITION CORPORATION)


                                      By: /s/ William Ziegler, III
                                          --------------------------------------
                                          Name:  William Ziegler, III
                                          Title: Chairman of the Board and Chief
                                                     Executive Officer


                                      HAY ISLAND HOLDING CORPORATION


                                      By: /s/ William Ziegler, III
                                          --------------------------------------
                                          Name:  William Ziegler, III
                                          Title: Chairman of the Board


                                      /s/ William Ziegler, III
                                      --------------------------------------
                                      WILLIAM ZIEGLER, III, individually

                                 SCHEDULE 13E-3


                        SWISHER INTERNATIONAL GROUP INC.

           (as successor-in-interest to SIGI ACQUISITION CORPORATION)

                         HAY ISLAND HOLDING CORPORATION

                              WILLIAM ZIEGLER, III

                                 SCHEDULE 13E-3

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                         DOCUMENT DESCRIPTION
-------      -------------------------------------------------------------------

17(a) Credit Agreement, dated as of June 14, 1999, among Swisher International, Inc., Newco, the Company, the Bank of Nova Scotia, Credit Lyonnais, New York Branch, The Chase Manhattan Bank, BankBoston, N.A., and the other parties signatory thereto.+

17(b)(1) Opinion of PaineWebber (incorporated by reference to Appendix B to the Proxy Statement)*.

17(b)(2)     Presentation materials prepared by PaineWebber Incorporated in connection with providing its opinion to the Special Committee on
             December 9, 1998.*
17(b)(3)     Presentation materials prepared by Wasserstein Perella & Co. in connection with its engagement by the Company in connection with the Merger.*
17(c)(1)     Agreement and Plan of Merger, dated as of December 9, 1998, among
             Swisher International Group Inc., SIGI Acquisition Corporation and
             Hay Island Holding Corporation (incorporated by reference to
             Appendix A to the Proxy Statement)*.
17(c)(2)     Memorandum of Understanding, dated as of April 26, 1999, among the plaintiffs in the Stockholder Actions, the Company, the members of the Company's Board of Directors, the Class B Holder and Newco.*
17(d)        Proxy Statement*


17(e)        Section 262 of the Delaware General Corporation Law
             (incorporated by reference to Appendix C to the Proxy
             Statement)*.
17(f)        Not applicable.

99.1         Press Release, dated June 14, 1999.+



+ Filed herewith.

* Previously filed.




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